United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 3, 2022

Date of Report (Date of earliest event reported)

Iron Spark I Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40467	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

125 N. Cache St. 2nd Floor, Box 3789 Jackson, Wyoming	83001
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (307) 200-9007

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ISAA	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

Iron Spark I Inc., a Delaware corporation, is a blank check company formed for the sole purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities (“SPAC”). On April 3, 2022, SPAC entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Hypebeast Limited, a Cayman Islands exempted company (the “Company”) with its shares publicly traded with stock code “00150” on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) and Hypebeast WAGMI Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Merger Sub”), which provides the Merger (as defined below) and other transactions in connection therewith (collectively, the “Business Combination”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the respective boards of directors of the SPAC and the Company and by the sole director of the Merger Sub.

The Business Combination

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i) Subject to approval by shareholders of the Company, the Company will conduct a consolidation of its outstanding ordinary shares such that 30,000,000 ordinary shares of the Company (each a “Consolidated Share”) remain issued and outstanding immediately after such share consolidation with a price of $10.00 per share immediately following such share consolidation (the “Recapitalization”).

(ii) Following the Recapitalization in accordance with the Companies Act (as amended) of the Cayman Islands, the Merger Sub will merge with and into the SPAC in accordance with the applicable provisions of the Delaware General Corporation Law (the “Merger”), with the SPAC being the surviving entity and becoming a wholly-owned subsidiary of the Company (the “Surviving Corporation”). The Merger will become effective at the time when the Certificate of Merger becomes effective under the Delaware General Corporation Law (the “Effective Time”). Upon closing of the Business Combination, the Consolidated Shares will be dual listed for trading on both the HKSE and the Nasdaq Capital Market LLC (“Nasdaq”).

(iii) At the Effective Time, each share of Class A common stock of the SPAC, par value $0.0001 per share (each a “SPAC Class A Share”) and each share of Class B common stock of the SPAC, par value $0.0001 per share (each a “SPAC Class B Share;” and each SPAC Class A Share and SPAC Class B Share is referred to as a “SPAC Share”) (other than the SPAC Shares owned by the SPAC as treasury shares, the SPAC Shares owned by any of SPAC’s direct or indirect wholly-owned subsidiaries, and any SPAC Redeeming Shares (as defined below)) will cease to be outstanding and will automatically be converted into the right to receive, without interest, one Consolidated Share. The holders of the SPAC Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such the SPAC Shares, except as provided by the Business Combination Agreement or by law. The “SPAC Redeeming Shares” means any SPAC Class A Shares in respect of which the eligible holder (as determined in accordance with the Amended and Restated Certificate of Incorporation and the By-Laws of the SPAC (the “SPAC Charter”), which shall not include Iron Spark I LLC (the “Sponsor”) or any other holder of SPAC Class B Shares) thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its redemption right. Holders of SPAC Redeeming Shares will receive $10.00 per SPAC Share at the closing of the Merger (the “Closing”).

(iv) At Closing, (x) each eligible stockholder of SPAC (which shall not include Sponsor or any other holder of SPAC Class B Shares) who has not exercised his, her or its redemption right shall receive a cash dividend in the amount of $0.05, without interest, with respect to each SPAC Non-Redeeming Share (as defined below) (collectively, the “SPAC Closing Dividends”); and (y) following the payment of SPAC Closing Dividends, the Sponsor shall receive an amount in cash equal to all amounts in the trust account established for the purpose of holding the net proceeds of SPAC’s initial public offering (the “Trust Account”) in excess of $10.00 per SPAC Non-Redeeming Share prior to the payment of any transaction expenses and, for avoidance of doubt, without taking into account any proceeds from the PIPE Transaction and/or the Permitted Equity Financing (as defined below).

(v) All shares of capital stock of the Merger Sub that are issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the Company, be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation issued in the name of the Company, which share of common stock will be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time. Each certificate evidencing ownership of shares of Merger Sub common stock will, as of the Effective Time, evidence ownership of such share of common stock of the Surviving Corporation.

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) the absence of any governmental order enjoining or prohibiting the consummation of  the Closing, (ii) the absence of any action brought by a third party not affiliated to the parties to the Business Combination Agreement that would otherwise restrict the consummation of the Closing; (iii) effectiveness of the proxy statement/prospectus on Form F-4 (the “Registration Statement”) to be filed by the Company in connection with the Business Combination and the absence of stop order suspending the effectiveness of such Registration Statement or any part thereof, (iv) approval of the Business Combination and related agreements and transactions by the SPAC’s stockholders, (v) approval of the Business Combination and related agreements and transactions by the Company’s shareholders, (vi) receipt of approval for the listing of the Consolidated Shares to be issued in connection with the Business Combination on Nasdaq, (vii) approval of the Registration Statement by the HKSE and registered as a prospectus in Hong Kong pursuant to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), (viii) approval by the Listing Committee of the HKSE for the listing and permission to deal in the Consideration Shares, and such approval remains valid and effective, (ix) after deducting the aggregate amount payable by SPAC with respect to all SPAC Redeeming Shares, the SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), (x) the Recapitalization shall have been completed in accordance with the terms under the Merger Agreement and the Company’s memorandum and articles of association, and (xi) the American depositary receipt facilities previously established with The Bank of New York Mellon (or its affiliate) for American depositary shares representing ordinary shares of the Company shall have been terminated.

The obligations of SPAC to consummate the Merger is also conditioned upon, among other things, (i) the accuracy of the representations and warranties of the Company, except as provided in the Company Disclosure Letter (as defined in the Business Combination Agreement), subject to a material adverse effect qualifier, as of the date of the Business Combination Agreement and the date of Closing; (ii) the performance by the Company and the Merger Sub of their respective obligations in all material respects at or prior to the Closing; and (iii) no Company Material Adverse Effect (as defined in the Business Combination Agreement) has occurred since the date of the Business Combination Agreement and is continuing.

The obligations of the Company to consummate the Merger is also conditioned upon, among other things, (i) the accuracy of the representations and warranties of the SPAC, except as provided in the SPAC Disclosure Letter (as defined in the Business Combination Agreement), subject to a material adverse effect qualifier, as of the date of the Business Combination Agreement and the date of Closing; (ii) the performance by the SPAC of its obligations in all material respects at or prior to the Closing; (iii) no SPAC Material Adverse Effect (as defined in the Business Combination Agreement) has occurred since the date of the Business Combination Agreement and is continuing; (iv) from the date of the Business Combination Agreement until the date of Closing, the SPAC has been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the SPAC; (v) the SPAC remains listed on Nasdaq through the date of Closing; and (vi) the aggregate amount equal to the sum of (a) the lower of (x) all amounts available in the Trust Account immediately prior to the Closing or (y) the product of $10.00 multiplied by the aggregate number of all SPAC Class A Shares (other than the SPAC Redeeming Shares) issued and outstanding immediately before Closing that were originally issued in the SPAC’s initial public offering (each a “SPAC Non-Redeeming Share”, and collectively, the “SPAC Non-Redeeming Shares”), plus (b) the aggregate amount of cash that has been funded to, or that will be funded immediately prior to or concurrently with the Closing to, the Company pursuant to the PIPE Subscription Agreements (as defined below) and under the Permitted Equity Financing shall be no less than $35,000,000.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Business Combination Agreement contains additional covenants, including, among others, providing that (i) the parties may conduct their respective businesses in the ordinary course through the Closing, (ii) the Company shall prepare and deliver to the SPAC certain audited consolidated financial statements as of and for the year ended March 31, 2019, 2020 and 2021, (iii) the Company will complete the Recapitalization, (iv) the SPAC and the Company shall prepare and file the Registration Statement and take certain other actions to obtain the requisite approval of the SPAC stockholders of certain proposals regarding the Business Combination, (v) the parties shall not solicit, initiate, encourage or continue discussions with any third party with respect to any transaction other than the Merger, and (vi) before Closing and subject to compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Company’s memorandum and articles of association, the Company may enter into one or more subscription agreements on substantially the same form as the PIPE Subscription Agreements for issuance and sale of ordinary shares of the Company at $10.00 per share to one or more investors in private placements concurrently with the Closing (such private placements are collectively referred to as the “Permitted Equity Financing”).

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the parties thereto that are customary for transactions of this nature, including with respect to, among other things: (i) organization, good standing and qualification; (ii) authorization; (iii) capitalization; (iv) consents and no conflicts; (v) financial statements; (vi) absence of certain changes; (vii) litigation; (viii) taxes; (ix) compliance with laws (including with respect to permits and filings); (x) material contracts; (xi) intellectual property; (xii) labor and employee matters and (xiii) proxy/registration statement. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Termination

The Business Combination Agreement contains certain termination rights for both the SPAC and the Company including, but not limited to, the right to terminate at any time prior to the consummation of the Closing (i) by mutual written consent of SPAC and the Company, (ii) by written notice from the Company to the SPAC, if the required SPAC stockholder approval shall not have been obtained at the SPAC special meeting in accordance with the Business Combination Agreement, (iii) by written notice from the SPAC to the Company, if the required Company Shareholder approval shall not have been obtained at the Company’s extraordinary general meeting in accordance with the Business Combination Agreement; (iv) by the Company if the board of directors of the SPAC has changed or withdrawn its recommendation to SPAC’s public stockholders of the Merger, or (v) by either SPAC or the Company in certain other circumstances set forth in the Business Combination Agreement, including, among others, (a) if the consummation of the Business Combination is prohibited by the terms of a final, non-appealable Order (as defined in the Business Combination Agreement), (b) in the event of certain uncured material breaches by the SPAC (in which case the Company can terminate), or in the event of certain uncured material breaches by the Company or Merger Sub (in which case the SPAC can terminate) or (c) if the Closing has not occurred by January 3, 2023 or such later date as may be consented to by the Company and SPAC (the “Long Stop Date”) and the delay in Closing beyond the Long Stop Date is not due to the breach of the Merger Agreement by the party seeking to terminate.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Certain Related Agreements

Concurrently with the execution of the Business Combination Agreement, the relevant parties also entered into various additional agreements in connection with the Business Combination, including, among others, the following:

PIPE Subscription Agreements

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the Company entered into subscription agreements (the “PIPE Subscription Agreements”) with certain third-party investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, severally and not jointly, and the Company agreed to issue, allot and credit as fully paid-up to PIPE Investors, 1,333,500 ordinary shares of the Company (after taking into account the Recapitalization) (the “Subscription Shares”) at a price of $10.00 per share (such subscription and issuance, the “PIPE Subscription”). Notwithstanding anything herein to the contrary, the consummation of the PIPE Subscription is contingent upon the substantially simultaneous occurrence of the Closing.

The PIPE Subscription Agreements provide certain registration rights for PIPE Investors. In particular, the Company is required to file with the SEC, within 45 calendar days after the consummation of the transactions contemplated by the Business Combination Agreement, a registration statement covering the resale of the Subscription Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) two years from the date of effectiveness of the registration statement; (ii) the date the PIPE Investors no longer hold any Subscription Shares; and (iii) the date all Subscription Shares held by the PIPE Investors may be sold without restriction under Rule 144 of the Securities Act.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the closing of the PIPE Subscription, or in the future, as a result of, or arising out of, the PIPE Subscription Agreements against SPAC, including with respect to the monies held in the Trust Account. The PIPE Subscription Agreements will terminate, and be of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of each of the parties to the respective PIPE Subscription Agreements, and (iii) 30 days after the Long Stop Date if the closing of PIPE Subscription under the respective PIPE Subscription Agreements has not occurred by such date other than as a result of a breach of the relevant PIPE Investor’s obligations thereunder.

The form of PIPE Subscription Agreements is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the form of PIPE Subscription Agreements is qualified in its entirety by reference thereto.

Sponsor Support Agreement

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the Company entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Sponsor, the SPAC and the directors of SPAC who hold the SPAC Shares, pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Sponsor agreed (i) to vote all SPAC Shares held by the Sponsor in favor of the Business Combination; (ii) to waive or not otherwise exercise the anti-dilution rights of the SPAC Class B Shares under the SPAC Charter; (iii) to vote all SPAC Shares held by Sponsor against any proposals that would or would be reasonably likely to in any material respect impede the Business Combination; (iv) not to redeem any SPAC Shares held by Sponsor; (v) not to amend that certain letter agreement between the SPAC and Sponsor dated as of June 8, 2021; (vi) not to transfer any SPAC Shares held by Sponsor and (vii) to unconditionally and irrevocably waive the appraisal rights under Section 262 of the Delaware General Corporation Law in respect to all SPAC Shares held by Sponsor with respect to the Merger, to the extent applicable.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 and the terms of which are incorporated by reference herein.

Sponsor Lock-Up Agreement

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the SPAC, Sponsor and certain other parties thereto entered into a Sponsor Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, the Sponsor agrees not to transfer, pledge or otherwise dispose of the SPAC Shares and the Consolidated Shares into which their SPAC Shares will be converted into or exchanged for upon the Closing (the “Sponsor Lock-Up Shares”) for the applicable lock-up period, subject to certain exceptions. The lock-up period applicable to the Sponsor Lock-Up Shares will be three-year from the date of Closing; provided that (i) one-third of the Sponsor Lock-Up Shares shall be released from such lock-up on the one-year anniversary of the date of Closing; and (ii) the remaining Sponsor Lock-Up Shares shall be released from such lock-up in equal monthly installments over 24 months starting from the first anniversary of the date of Closing.

The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Lock-Up Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.3 and the terms of which are incorporated by reference herein.

Shareholder Support Agreement

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the SPAC also entered into a Company Shareholder Support Agreement (the “Shareholder Support Agreement”) with the Company and CORE Capital Group Limited, a private company incorporated in the British Virgin Islands and a controlling shareholder of the Company (“CORE Capital”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, CORE Capital agrees (a) to vote all ordinary share of the Company held by it in favor of the Business Combination; (b) to vote all ordinary share of the Company held by it against any proposals that would or would be reasonably likely to in any material respect impede the Business Combination; and (c) not to transfer any ordinary share of the Company held by it until termination of the Shareholder Support Agreement.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Support Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.4 and the terms of which are incorporated by reference herein.

Shareholder Lock-Up Agreement

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the Company and CORE Capital also entered into a Company Shareholder Lock-Up Agreement (the “Shareholder Lock-Up Agreement”), pursuant to which, among other things, and subject to the terms and conditions set forth therein, CORE Capital agrees not to transfer, pledge or otherwise dispose of any ordinary share of the Company or Consolidated Shares (as the case may be) held by it (the “CORE Capital Lock-Up Shares”) for the applicable lock-up period, subject to (i) the exceptions that CORE Capital shall be permitted to (x) freely transfer up to 15% of the Consolidated Shares owned by it immediately after Closing and (y) transfer at its sole and absolute discretion any ordinary shares of the Company or any Consolidated Shares to Ms. Lee Yuen Tung Janice; and (ii) other customary exceptions. The lock-up period applicable to the CORE Capital Lock-Up Shares will be one-year from the date of Closing, subject to earlier release if certain criteria are met.

The foregoing description of the Shareholder Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Lock-Up Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.5 and the terms of which are incorporated by reference herein.

Registration Rights Agreement

On April 3, 2022 and concurrently with the execution of the Business Combination Agreement, the Company, Sponsor and the SPAC entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company commits to file the applicable registration statements following the Closing that includes, among other things and subject to certain exceptions, the relevant portion of the Consolidated Shares issued in consideration of the Merger held by signatories to such Registration Rights Agreement.

The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the relevant holders of ordinary share of the Company against certain liabilities. The rights granted under the Registration Rights Agreement supersede any prior registration, qualification or similar rights of the parties with respect to their SPAC Shares.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.6 and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Subscription is incorporated by reference in this Item 3.02. The Subscription Shares to be issued in connection with the PIPE Subscription will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure.

On April 3, 2022, the SPAC and the Company issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”) that the SPAC has prepared for use in connection with the Business Combination Agreement, dated March 31, 2022.

Furnished as Exhibit 99.3 and incorporated into this Item 7.01 by reference is a transcript of the related video presentation, dated March 31, 2022.

Furnished as Exhibit 99.4, and incorporated into this Item 7.01 is an email circulated by the CEO of Hypebeast Limited to employees in connection with the Business Combination Agreement, dated April 4, 2022.

Furnished as Exhibit 99.5 and incorporated into this Item 7.01 is senior management meeting invitation in connection with the Business Combination Agreement, dated April 4, 2022.

Furnished as Exhibit 99.6 and incorporated into this Item 7.01 is an employee townhall meeting invitation email in connection with the Business Combination Agreement, dated April 4, 2022.

Furnished as Exhibit 99.7 and incorporated into this Item 7.01 is an email circulated by the CEO of Hypebeast Limited to investors, which is in connection with the Business Combination Agreement, dated April 4, 2022.

Furnished as Exhibit 99.8 and incorporated into this Item 7.01 by reference is an email circulated by the CEO of Iron Spark to investors, which is in connection with the Business Combination Agreement, dated April 3, 2022.

Furnished as Exhibit 99.9 and incorporated into this Item 7.01 by reference is an email circulated by the CEO of Iron Spark to advisors, which is in connection with the Business Combination Agreement, dated April 3, 2022.

Furnished as Exhibit 99.10 and incorporated into this Item 7.01 by reference are template social media posts that might be filed by certain PIPE Investors in connection with the Business Combination Agreement dated April 3, 2022.

Furnished as Exhibit 99.11 and incorporated into this Item 7.01 by reference are template social media posts that might be filed by certain PIPE advisors in connection with the Business Combination Agreement dated April 3, 2022.

The press release, Investor Presentation, transcript, emails and the information in this Item 7.01 is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 , 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11.

Additional Information and Where to Find It

In connection with the proposed Business Combination, SPAC and the Company intends to file relevant materials with the SEC, including a proxy statement which will be part of the Registration Statement to register securities to be issued in connection with the Business Combination, and will file other documents regarding the proposed Business Combination with the SEC. SPAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SPAC, and the proposed Business Combination. Promptly after the Registration Statement is declared effective by the SEC, SPAC will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the Registration Statement. Before making any voting or investment decision, investors and stockholders of SPAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by writing to SPAC at 125 N. Cache Street, 2nd Floor, Box 3789, Jackson, Wyoming 83001.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of the SPAC nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between SPAC, the Company and Merger Sub. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, SPAC, the Company’s and Merger Sub’s expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of SPAC’s registration statement on Form S-1 (File No. 333- 253775), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form F-4 and other documents filed by the Company and SPAC from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside SPAC’s or the Company’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against SPAC or the Company following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of the Company’s shareholders; (3) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by SPAC; (4) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the Company’s shareholders, the satisfaction of the minimum trust account amount following any redemptions by SPAC’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (7) volatility in the price of the SPAC’s securities; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Business Combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the industry in which the Company operates; (14) the impact of the global COVID-19 pandemic; (15) the Company’s ability to obtain or maintain rights or licenses to operate in any market in which the Company operates; (16) the potential inability of the Company to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in SPAC’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. SPAC and the Company caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of SPAC or the Company gives any assurance that SPAC or the Company will achieve its expectations. None of SPAC or the Company undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

SPAC and the Company and their directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s stockholders with respect to the Business Combination Agreement. A list of the names of those directors and executive officers and a description of their interests in the Business Combination Agreement will be included in the Registration Statement for the Business Combination when available at www.sec.gov. Information about SPAC’s directors and executive officers and their ownership of SPAC shares is set forth in SPAC’s prospectus for its initial public offering. Other information regarding the interests of the participants in the proxy solicitation will be included in the Registration Statement pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SPAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the Registration Statement for the Business Combination when available.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of April 3, 2022
10.1	Form of PIPE Subscription Agreements
10.2	Sponsor Support Agreement, dated as of April 3, 2022
10.3	Sponsor Lock-Up Agreement, dated as of April 3, 2022
10.4	Shareholder Support Agreement, dated as of April 3, 2022
10.5	Shareholder Lock-Up Agreement, dated as of April 3, 2022
10.6	Registration Rights Agreement, dated as of April 3, 2022
99.1	Press Release issued by the SPAC and the Company on April 3, 2022
99.2	Investor Presentation dated as of March 31, 2022
99.3	Transcript of the Investor Presentation dated as of March 31, 2022
99.4	Email from the Hypebeast’s CEO to employees, dated as of April 4, 2022
99.5	Senior Management Meeting Invitation, dated as of April 4, 2022
99.6	Employee Townhall Meeting Invitation, dated as of April 4, 2022
99.7	Email from Hypebeast’s CEO to PIPE investors, dated as of April 4, 2022
99.8	Email from Iron Spark’s CEO to PIPE investors, dated as of April 4, 2022
99.9	Email from Iron Spark’s CEO to advisors, dated as of April 4, 2022
99.10	Form of social media posts from PIPE Investors
99.11	Form of social media posts from PIPE Advisors
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2022

IRON SPARK I INC.

By:	/s/ Joshua L. Spear
Name:	Joshua L. Spear
Title:	Chief Executive Officer